U.S. SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC  20549
                             FORM 4
          STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

(  )  Check this box if no longer subject to Section 16.
       Form 4 or Form 5 obligations may continue.  See Instructions 1(b)

1.   Name and Address of Reporting Person:
     Goulder, Morton E.
     34 Linnell Circle
     Nutting Lake, MA  01865

2.   Issuer Name and Ticker or Trading Symbol:
     Computer Devices, Inc. (CTDV)

3.   IRS or Social Security Number of Reporting Person (Voluntary):

4.   Statement for Month/Year:
     November 1997

5.   If Amendment, Date of Original (Month/Year):

6.   Relationship of Reporting Person to Issuer (Check all applicable):
     (X)Director  ( )Officer   ( )10% Owner   ( )Other (specify below):


                              TABLE I

  Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
  ----------------------------------------------------------------------

No reporting information for this table.


                              TABLE II

  Derivative Securities Acquired, Disposed of, or Beneficially Owned
    (e.g., puts, calls, warrants, options, convertible securities)
  ------------------------------------------------------------------

Derivative Number 1
-------------------

1. Title of Derivative Security:           Option to buy Class A Common Stock.

2. Exercise Price of Derivative Security:  $0.04.

3. Transaction Date:                       November 10, 1997.

4. Transaction Code:                       M.

5. Number of Derivative Securities:        Disposed of (Exercised) 50,000.

6. Exercisable and Expiration Dates:       Not Applicable

7. Title and Amount of Underlying Securities:     50,000 shares of Class A
                                                  Common Stock.



Derivative Number 2
-------------------

1. Title of Derivative Security:           Class A Common Stock.

2. Exercise Price of Derivative Security:  $0.04.

3. Transaction Date:                       November 10, 1997.


4. Transaction Code:                       M.

5. Number of Derivative Securities:        Acquired 50,000.

6. Exercisable and Expiration Dates:       Not Applicable

7. Title and Amount of Underlying Securities:    50,000 shares of Class B
                                                 Common Stock.


NOTE:     As of November 30, 1997 the reporting person held directly:
          (a) 67,799 shares of Class A Common Stock including 50,000 shares referred to above (convertible to 67,799 shares of Class B Common Stock).
          (b)  34,000 shares of Class B Common Stock.
          (c) an option to buy up to 25,000 shares of Class A Common Stock @ $0.15 per share expiring November 23, 1999.




S/ Morton E. Goulder                    December 10, 1997
---------------------------             ----------------------
**Signature of Reporting Person         Date

**Intentional misstatements or omissions of facts constitute Federal
  Criminal Violations.    See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).